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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                            Informedix Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

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                                    44553R109
                                 (CUSIP Number)

                               David Fuentes, Esq.
                Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
                       12010 Sunset Hills Road, Suite 900
                              Reston, VA 20190-5839
                                 (703) 464-4800

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                                                 SCHEDULE 13D
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                                                                        13D
CUSIP NO.  44553R109
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
============== ====================================================================================================
           1              NAMES OF REPORTING PERSONS

                          Bruce A. Kehr

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           2
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)           (a) [ ]
                                                                                                        (b) [ ]
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           3
                          SEC USE ONLY
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           4
                          SOURCE OF FUNDS (See Instructions)

                          PF
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           5
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

                          ITEMS 2(d) or 2(e)                                                                [ ]
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           6
                          CITIZENSHIP OR PLACE OF ORGANIZATION

                          U.S.A.
============== ====================================================================================================
                  NUMBER OF                                    7       SOLE VOTING POWER
                  SHARES
                                                                       3,440,240
                                                   -------- -------------------------------------------------------
                  BENEFICIALLY                                 8       SHARED VOTING POWER
                  OWNED BY
                                                   -------- -------------------------------------------------------
                  EACH                                         9       SOLE DISPOSITIVE POWER
                  REPORT
                  REPORTING                                            3,440,240
                                                   -------- -------------------------------------------------------
                  PERSON                                      10       SHARED DISPOSITIVE POWER
                  WITH
================================================== ======== =======================================================

11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         3,440,240
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12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           [ ]

                         (See Instructions)
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13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         18.8%1
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14                       TYPE OF REPORTING PERSON (See Instructions)

                         IN
============= =====================================================================================================

         ------------------
         1 Based on a total of 18,331,241 shares outstanding on May 8, 2003.

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         Item 1.         Security and Issuer

         The class of securities to which this statement relates is the common stock, par value $0.001 per share, of Hunapu Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at Georgetowne Park, 5880 Hubbard Drive, Rockville, Maryland 20852-4821. Pursuant to a Merger Agreement (described below), the name of the Issuer was changed to Informedix Holdings, Inc. on May 8, 2003.

         Item 2.         Identity and Background

         This Schedule 13D is being filed by Bruce A. Kehr.

         Mr. Kehr is an individual and is a citizen of the United States. He is the Chairman of the Board, Chief Executive Officer and a director of the Issuer.

         Mr. Kehr has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.         Source and Amount of Funds or Other Consideration

         On February 7, 2003, the Issuer entered into a Merger Agreement and Plan of Reorganization (the "Merger Agreement") with Informedix Acquisition Corp. ("IAC"). Pursuant to the terms of the merger, on May 8, 2003, the Issuer acquired IAC, the corporate parent of Informedix, Inc. ("Informedix") in a reverse merger whereby IAC was merged with and into the Issuer, with the Issuer being the surviving corporation. Pursuant to the Merger Agreement, each share of IAC common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive one share of common stock of the Issuer. In addition, pursuant to the Merger Agreement, all outstanding warrants to purchase shares of IAC common stock were exchanged or converted into warrants to purchase shares of Issuer common stock on the same terms and conditions as were in effect prior to the effective time of the merger.

         In connection with the merger, Mr. Kehr exchanged his previously held shares of common stock in IAC for shares of common stock of the Issuer. Mr. Kehr also currently holds a warrant to purchase up to 25,000 shares of the Issuer which warrant was converted by Mr. Kehr in connection with the merger as described above.

         Item 4.         Purpose of Transaction

         The Reporting Person acquired the units for investment purposes only.


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         The Reporting Person does not have any plan or proposal which relates to, or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j) any action similar to any of those enumerated above.

         Item 5.         Interest in Securities of the Issuer

         (a) (i) Based on a total of 18,331,241 shares outstanding on May 8, 2003, Mr. Kehr's beneficial ownership of 3,440,240 shares of common stock constitutes beneficial ownership of 18.8% of the total number of shares of outstanding common stock of the Issuer.

         (b) (i) Mr. Kehr has the shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 3,440,240 shares of common stock.

         (c) Except as reported in Item 3, during the past sixty days, Mr. Kehr has not effected any transactions in shares of common stock of the Issuer.

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         (d) Not applicable.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

         Item 7.         Material to be Filed as Exhibits

         99.3 Merger Agreement and Plan of Reorganization, dated as of February 7, 2003, by and among Hunapu Inc. and Informedix Acquisition Corp. (incorporated by reference to a Post-Effective Amendment to Registration Statement filed by Hunapu Inc., on April 8, 2003, file no. 333-45774).



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     BRUCE A. KEHR

                                                     05/15/2003
                                                     -------------------------
                                                     (Date)

                                                     /s/ Bruce A. Kehr
                                                     -------------------------
                                                     (Signature)



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